DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04005233

Act Securities Exchange Act of 1934
Section 240.17a-5
Rule 17a-5
Public Availability Jan. 16, 2004

January 14, 2004

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Mr. Morrie W. Reiff
President
AFA Financial Group
6345 Balboa Blvd., Suite 195
Encino, CA 91316-1515

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Reiff:

This is in response to your letter dated December 22, 2003, in which you request on behalf of AFA Financial Group ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on August 29, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on August 29, 2003, and since no business was conducted until October, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from August 29, 2003, the effective date of the Firm's registration with the Commission.

127895

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the1 facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Randall W. Roy
Staff Attorney

RWR/rg

Rachael

AFA Financial Group

Accountants Financial Alliance Securities, LLC
Member NASD and SIPC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2003
DIVISION OF MARKET REGULATION

December 22, 2003

Mr. Thomas McGowan
Securities & Exchange Commission
450 5th Street
N.W. Washington, D.C. 20549-1001

RE: Request for Exemption from Annual Audit Requirement
In Accordance with 17a-5(l)(3).
Accountants Financial Alliance Securities, LLC #8-66026

Dear Mr. McGowan:

I am writing to request an exemption for filing the annual audit for Accountants Financial Alliance Securities, LLC (Firm CRD 127648).

I am requesting this exemption based on the following circumstances:

1. We received our membership welcome letter on August 23, 2003.
2. We did not transact any business until mid October.
3. We have had very few transactions between mid October and today.

Instead of filing and audit for 2003, I am proposing we file the 2004 audit for the period August 23, 2003 through December 31, 2004.

Therefore please grant us the waiver of a Certified Audit for the year ended, December 31, 2003, for Accountants Financial Alliance Securities, LLC. If you would like to discuss this matter, please call us at 818-708-0111.

Sincerely,

Morrie W. Reiff
President

6345 Balboa Blvd., Suite 195 · Encino, CA 91316-1515 · 818-708-0111
Fax 818-708-0234 · servicemgr@plancpa.com